Exhibit 99.1

Grant of share options

NEW YORK, March 15, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced the grant of the following share options to directors and members of senior management:

Matthew Davis	Chief Medical Officer and acting Chief Scientific Officer	375,000 Options
Keeren Shah	Chief Financial Officer	187,500 Options
Jules Jacob	Executive Director of Chemistry, Manufacturing, Controls & Non-Clinical Development	85,000 Options
Vaseem Palejwala	Senior Director, Clinical Operations	60,000 Options
John Brancaccio	Non-executive director	75,000 Options
Willy Simon	Non-executive director	75,000 Options

The exercise price for all options is $0.57 per share. The options all vest in 4 equal tranches over 4 years, with the first tranche vesting on 15 March 2024, and all options have a life of ten years from date of grant.

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor, dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets, an effect demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. Intranasal foralumab Phase 2 trials are expected to start in Q3 2023 in patients with non-active SPMS. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of inflammatory human diseases.1

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com